Exhibit 99.2

SAVERONE 2014 LTD.

CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022

SAVERONE 2014 LTD.

CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022

SAVERONE 2014 LTD.

CONDENSED STATEMENTS OF FINANCIAL POSITION

(New Israeli Shekels in thousands)

	As of June 30,		As of December 31,
	2022	2021	2021
	Unaudited		Audited
Assets
Current assets
Cash and cash equivalents	41,075	14,855	8,683
Short-term bank deposits	-	12,006	5,012
Restricted deposits	-	40	-
Trade receivables	374	347	501
Other current assets	958	888	1,159
Inventory	855	372	825
Total current assets	43,262	28,508	16,180

Non-current assets
Property and equipment, net	211	199	238
Deferred offering costs	-	-	1,155
Restricted deposits	197	187	191
Right of use asset, net	780	1,205	992
Total non-current assets	1,188	1,591	2,576

Total assets	44,450	30,099	18,756

Current liabilities
Current maturities of leasing liabilities	467	467	467
Trade payables	778	825	942
Other current liabilities	3,642	2,481	3,522
Derivative warrants liability	4,023	-	-
Liability in respect of government grants	109	205	109
Total current liabilities	9,019	3,978	5,040

Non-current liabilities
Liability in respect of government grants	1,173	848	1,059
Leasing liability, net current	395	808	605
Total non-current liabilities	1,568	1,656	1,664

Shareholders’ equity
Share capital and premium	112,708	80,440	80,440
Capital reserve in respect of share-based payment	9,868	7,649	8,425
Accumulated deficit	(88,713)	(63,624)	(76,813)
Total shareholders’ equity	33,863	24,465	12,052

Total liabilities and shareholders’ equity	44,450	30,099	18,756

The accompanying notes are an integral of to these financial statements.

SAVERONE 2014 LTD.

CONDENSED STATEMENTS OF COMPREHENSIVE LOSS

(New Israeli Shekels in thousands, except per share and share data)

	Six Months Ended June 30,		Year Ended December 31,
	2022	2021	2021
	Unaudited		Audited

Revenues	382	201	450
Cost of revenues	(267)	(165)	(288)
Gross profit	115	36	162

Research and development expenses, net	(10,184)	(8,854)	(18,847)
Selling and marketing expenses	(481)	(1,677)	(2,431)
General and administrative expenses	(2,511)	(2,690)	(5,149)
Operating loss	(13,061)	(13,185)	(26,265)

Financing expenses	(869)	(117)	(228)
Financing income	2,030	1	3
Financing income (expenses), net	1,161	(116)	(225)

Loss for the period	(11,900)	(13,301)	(26,490)
Comprehensive loss for the period	(11,900)	(13,301)	(26,490)

Basic and diluted loss per share	(1.15)	(1.68)	(3.33)
Weighted average of number of shares used to calculate the basic and diluted loss per share	10,334,303	7,935,366	7,960,239

The accompanying notes are an integral of to these financial statements.

SAVERONE 2014 LTD.

CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(New Israeli Shekels in thousands, except per share and share data)

For the six-month period ended June 30, 2022

	Share capital and premium	Capital reserve in respect of share-based payment	Accumulated deficit	Total shareholders’ equity
Balance as of January 1, 2022 (audited)	80,440	8,425	(76,813)	12,052
Share-based payment to employees	-	545	-	545
Share-based payment to service provider	-	1,056	-	1,056
Partial exercise of over-allotment option into warrants	-	(158)	-	(158)
Net proceed allocated to ADS and ADS to be issued through initial public offering	32,268	-	-	32,268
Comprehensive loss for the period	-	-	(11,900)	(11,900)
Balance as of June 30, 2022 (unaudited)	112,708	9,868	(88,713)	33,863

For the six-month period ended June 30, 2021

	Share capital and premium	Capital reserve in respect of share-based payment	Accumulated deficit	Total shareholders’ equity
Balance as of January 1, 2021 (audited)	80,440	5,077	(50,323)	35,194
Share-based payment to employees	-	1,116	-	1,116
Share-based payment to service provider	-	1,456	-	1,456
Exercise of non-registered rights into ordinary shares	(*)-	-	-	(*)-
Comprehensive loss for the period	-	-	(13,301)	(13,301)
Balance as of June 30, 2021 (unaudited)	80,440	7,649	(63,624)	24,465

For the year ended December 31, 2021

	Share capital and premium	Capital reserve in respect of share-based payment	Accumulated deficit	Total shareholders’ equity
Balance as of January 1, 2021	80,440	5,077	(50,323)	35,194
Share-based payment to employees	-	1,892	-	1,892
Share-based payment to service provider	-	1,456	-	1,456
Exercise of non-registered rights into ordinary shares	(*)-	-	-	(*)-
Comprehensive loss for year	-	-	(26,490)	(26,490)
Balance as of December 31, 2021	80,440	8,425	(76,813)	12,052

(*)	Represents an amount lower than NIS 1.

The accompanying notes are an integral of to these financial statements.

SAVERONE 2014 LTD.

CONDENSED STATEMENTS OF CASH FLOWS

(New Israeli Shekels in thousands, except per share and share data)

	Six Months Ended June 30,		Year Ended December 31,
	2022	2021	2021
	Unaudited		Audited

Cash flow from operating activity
Comprehensive loss for the period	(11,900)	(13,301)	(26,490)
Adjustments required to present cash flows from operating activities (Appendix A)	(12)	2,642	3,357
Net cash used in operating activities	(11,912)	(10,659)	(23,133)

Cash flows from investment activity
Change in restricted deposits	(6)	(77)	(41)
Changes in short-term deposits	5,012	(12,006)	(5,012)
Purchase of property and equipment	(4)	(72)	(144)
Net cash provided by (used in) investment activity	5,002	(12,155)	(5,197)

Cash flows from financing activity
Deferred offering expenses	-	-	(750)
Receipt of government grants	-	251	579
Net proceeds from issuance of ADS, pre-funded warrants and warrants through initial public offering	37,578	-	-
Repayment of principal in respect of lease liability	(234)	(206)	(440)
Exercise of non-registered rights into ordinary shares	-	(*)-	(*)-
Net cash provided by (used in) financing activity	37,344	45	(611)

Change in balance of cash and cash equivalents	30,434	(22,769)	(28,941)

Exchange differences on cash and cash equivalents	1,958	-	-

Balance of cash and cash equivalents, beginning of period	8,683	37,624	37,624

Balance of cash and cash equivalents, end of period	41,075	14,855	8,683

(*)	Represents an amount lower than NIS 1.

The accompanying notes are an integral of to these financial statements.

SAVERONE 2014 LTD.

CONDENSED STATEMENTS OF CASH FLOWS

(New Israeli Shekels in thousands, except per share and share data)

	Six Months Ended June 30,		Year Ended December 31,
	2022	2021	2021
	Unaudited		Audited

Appendix A - Adjustments required to present cash flows from operating activities

Income and expenses not involving cash flows
Depreciation	31	28	61
Amortization of right for use asset	212	185	398
Interest expense in respect of leasing	24	30	61
Share-based payment to employees and service providers	545	2,572	3,348
Direct and incremental issuance cost allocated to derivative warrant liability through U.S IPO	723	-	-
Revaluation of derivative warrant liability	(82)	-	-
Exchange differences on cash and cash equivalent	(1,958)	-	-
Changes in liability in respect of government grants	114	-	(213)
	(391)	2,815	3,655

Changes in asset and liability items
Decrease (increase) in other current assets	201	(376)	(647)
Decrease (increase) in trade receivables	127	12	(142)
Increase in inventory	(30)	(262)	(715)
Increase (decrease) in trade payables	(164)	(63)	54
Increase in other current liabilities	245	516	1,152
	379	(173)	(298)

	(12)	2,642	3,357

Appendix B - Non-cash investment and financing activities

Recognition of right for use asset against a leasing liability	-	532	532
Deferred offering expenses not yet paid	-	-	405
Direct and incremental stock-based payment expenses allocated to ADS and pre-fund warrants through U.S. IPO	960	-	-
Offering costs not yet paid	280	-	-
Partial exercise of over-allotment option into warrants	158	-	-

The accompanying notes are an integral of to these financial statements.

SAVERONE 2014 LTD.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

(New Israeli Shekels in thousands, except per share and share data)

Note 1 - General

A.	Incorporation and operations

Saverone 2014 Ltd. (the “Company”) was founded in Israel on November 16, 2014 and commenced its business activity on that date (the “Inception Date”). From the Inception Date, the Company has been active in one operating segment, i.e., development of the technology necessary to create a life-saving system that prevents certain uses of cell phones while driving (the “Saverone System”).

B.	The Company’s business position

The Company’s main activity is research and development and it has not yet shown any operating profits. From the Inception Date and through June 30, 2022, the Company reported losses and a negative cash flow from current operating activity. As of June 30, 2022, the Company has an accumulated deficit of NIS 88,713 and it had a comprehensive loss of NIS 11,900 for the period of six months ended June 30, 2022.

The Company’s management has been maintaining forecasts, monitoring its cash flows and has been actively involved in obtaining the financing it needs to continue its operations and to realize its plans which include the implementation of a business plan formulated by the Company’s management to complete the development and sale of products based on technologies that are still in their development stage. The ability of the Company to meet its development targets and to realize its business plans, as above, are contingent upon the recruitment of sources of finance which are not guaranteed.

In June 2020, the Company completed an initial public offering (“IPO”) on the Tel Aviv Stock Exchange, with a net consideration of NIS 23,720. In addition, as part of the preparations of the Company for the above issuance, the entire balance of the bridging investments used to finance Company activity were converted into shares by the date of the aforementioned issuance. Also, in November 2020, the Company completed financing through a shelf offering, as part of which it raised an addition net amount of NIS 20,887.

In June 2022, the Company completed an underwritten U.S. IPO (“U.S. IPO”) on the Nasdaq under which the Company issued and sold (i) number of 2,941,918 units, each unit consisting of one American Depositary Share (“ADS”) and one warrant to purchase one ADS (“Warrant”) at an offering price of $4.13 per unit and (ii) number of 208,802 pre-funded units, each unit consisting of one pre-funded warrant to purchase one ADS and one warrant to purchase one ADS at an offering price of $4.129 per pre-funded unit. The Company received gross proceeds of approximately $13 million (approximately NIS 43,441) before direct and incremental costs incurred. In addition, the Company allotted to the underwriter as share-based payment by issuance of 157,510 warrants (“Representative’s Warrant”) and 469,654 over-allotment option (“Over-Allotment Option”) which was partially exercised. See also Note 3 below.

The ADSs and warrants are traded on the Nasdaq under the symbols “SVRE” and “SVREW”, respectively. Upon satisfaction of customary closing conditions, the closing date of the U.S. IPO was June 7, 2022 (the “Closing Date”).

As of June 30, 2022, management has determined that the balance of cash and cash equivalents are sufficient for the Company to continue its business plans and operation at least for the 12-months period subsequent to the reporting period.

SAVERONE 2014 LTD.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 2 - Significant accounting policies

A.	Basis of presentation

The accompanying unaudited condensed financial statements and related notes should be read in conjunction with the Company’s financial statements and related notes included elsewhere in the Company’s Registration Statement on Form F-1 for the fiscal year ended December 31, 2021, which was filed with the Securities and Exchange Commission (“SEC”) and became effective on June 2, 2022. The unaudited condensed interim financial statements have been prepared in accordance with the rules and regulations of the SEC related to interim financial statements. The interim condensed financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in IAS 34 “Interim Financial Reporting”. The financial information contained herein is unaudited; however, management believes all adjustments have been made that are considered necessary to present fairly the results of the Company’s financial position and operating results for the interim periods. All such adjustments are of a normal recurring nature.

The results for the six months ended June 30, 2022 are not necessarily indicative of the results to be expected for the year ending December 31, 2022 or for any other interim period or for any future period.

B.	Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with IFRS requires management to make accounting estimates and assessments that involve use of judgment and that affect the amounts of assets and liabilities presented in the financial statements, the disclosure of contingent assets and liabilities at the dates of the financial statements, the amounts of revenues and expenses during the reporting periods and the accounting policies adopted by the Company. Actual results could differ from those estimates.

C.	Cash and cash equivalents

Cash equivalents are short-term highly liquid investments which include short term bank deposits (up to three months from date of deposit), that are not restricted as to withdrawals or use that are readily convertible to cash with maturities of three months or less as of the date acquired.

D.	Basic and diluted net loss per ordinary share

Basic net loss per ordinary share is computed by dividing the net loss for the period applicable to ordinary shareholders, by the weighted average number of ordinary shares outstanding during the period (including shares that were fully paid under the pre-funded amount). Diluted loss per share gives effect to all potentially dilutive common shares outstanding during the period using the treasury stock method with respect to options and certain warrants and using the if-converted method with respect to certain warrants accounted for as derivative financial liability. In computing diluted loss per share, the average share price for the period is used in determining the number of shares assumed to be purchased from the exercise of options or warrants.

During the period of six months ended June 30, 2022 and 2021, the total weighted average number of ordinary shares, par value NIS 0.01 per share, of the Company related to outstanding options and warrants excluded from the calculation of the diluted loss per share was 4,352,144 and 1,098,938, respectively.

SAVERONE 2014 LTD.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 2 - Significant accounting policies

E.	Derivative Warrants Liability

Certain warrants that were issued by the Company to investors through an U.S. IPO transaction (see also Note 3) are exercisable into a number of ADS with a fixed exercise price which is denominated in U.S. dollar currency which is different from the functional currency of the Company (New Israeli Shekels) and are also might be exercisable to a variable number of shares due to the existence of cashless exercise mechanism under certain circumstances. Accordingly, such warrants are considered as a current financial liability classified under ‘Fair value through profit or loss’ category (FVTPL). The fair value of the liability was determined at level 1 in the fair value hierarchy based on the quoted market price of the warrants. Changes in the estimated fair value of the outstanding warrants are recognized each reporting period as part of the financing expenses, net line in the condensed Statement of Operations and Comprehensive Loss, until such warrants are exercised or expired.

F.	Issuance of units comprised of warrants and ordinary shares

At the closing date, the Company allocated total gross proceeds to the issuance components as follows: (i) as the warrants were determined to be classified as a financial derivative liability, the Company has initially recognized them at fair value and based an average quoted market price of four business days of these warrants, (ii) the amount allocated to the ADS issued and ADS to be issued under the pre-funded amount was calculated as the difference between the total gross proceeds received and the fair value of the warrants issued at the closing date.

Incremental and direct issuance costs were allocated to the components based on the same proportion as the allocation of the gross proceeds. The portion of issuance costs that was allocated to the warrants was recognized immediately as finance expenses in the condensed statement of comprehensive loss and the portion of issuance costs related to the ADS and pre-funded warrants was deducted from additional-paid in capital.

SAVERONE 2014 LTD.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 3 - U.S. Initial public offering on Nasdaq

As noted in Note 1B above, on June 6, 2022, the Company completed an underwritten U.S. IPO under which the Company received gross proceeds of approximately $13 million (approximately NIS 43,441) for issuance of -

A.	Number of 2,941,918 units at a price to the public of $4.13 per unit, each consisting of (i) one ADS and (ii) one Warrant exercisable for one ADS over a limited period of 5-years from the issuance date at an exercise price of $5.00 (the warrants are subject to a cashless exercise mechanism upon under certain events) and

B.	Number of 208,282 pre-funded units at a price to the public of $4.129 per pre-funded unit, each consisting of (i) one pre-funded warrant exercisable for one ADS over unlimited period at an exercise price of $0.001 (the pre-funded warrants are subject to a cashless exercise mechanism upon under certain events) and (ii) one warrant exercisable for one ADS over a limited period of 5-years from the issuance date at an exercise price of $5.00 (the warrants are subject to a cashless exercise mechanism upon under certain events). It is noted that all of the pre-funded warrants were fully paid at the Closing Date, as defined below, however the related ADS were issued subsequent to the balance sheet. See also Note 7B.

Each ADS represents 5 ordinary shares of the Company.

In connection with the U.S. IPO, the Company engaged an U.S. underwriter which was granted as part of its compensation upon completion of the U.S. IPO (i) a 45-day Over-Allotment Option to purchase up to an additional 469,654 ADS at an exercise price of $4.129 or pre-funded warrants and/or 469,654 warrants exercisable for the same number of ADS at an exercise price of $0.001 (“Over-Allotment Option”) and (ii) a Representative’s Warrant exercisable for 157,510 ADS at an exercise price of $5.16 per ADS over a limited period of 5-years from the issuance date. In connection with the closing of the offering, in June 2022, the underwriter partially exercised its Over-Allotment Option to purchase an additional 126,482 warrants exercisable for the same number of ADS for de minimis consideration. The remaining 343,172 Over-Allotment Option has been expired.

Upon satisfaction of customary closing conditions, the closing date of the U.S. IPO was June 7, 2022 (the “Closing Date”).

As the exercise price of the Warrants is determined in foreign currency and as the Warrants might be exercisable to a variable number of shares due to the cashless exercise mechanism, the Warrants were accounted for as a derivative financial liability.

Moreover, the Company receives substantially all of the pre-funded warrant’s proceeds upfront (without any conditions) as part of the pre-funded warrant’s purchase price and in return the Company is obligated to issue fixed number of ADS to the holders. Consequently, pre-funded warrants were accounted and were classified as additional paid-in capital as part of the Company’s shareholders’ equity.

As the Over-Allotment Option exercisable for ADS, Over-Allotment Option exercisable for pre-funded warrants and/or warrants and the Representative’s Warrant were granted to the underwriter as compensation for its underwriting services rendered in respect to the U.S. IPO, they were accounted for under IFRS 2 “Share-based Payment” in total amount of NIS 5, NIS 588 and NIS 461, respectively. These expenses were estimated at fair value by using Black-Scholes-Merton pricing model in which the assumptions that have been used are as follows: expected dividend yield of 0%; risk-free interest rate of 2.16%-3.11%; expected volatility of 52.92%, exercise period and exercise price based upon the stated terms, ADS price of $2.76 which represents the quoted market price of the average four business days following the Closing Date. These expenses were included as part of the incremental and direct issuance costs incurred through the U.S. IPO.

SAVERONE 2014 LTD.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 3 - U.S. Initial public offering on Nasdaq (Cont.)

Pursuant to the above, at the initial recognition date the gross proceeds received was allocated to identified components as follows:

Fair value at Closing Date
Unaudited
Derivative warrant liability (*)	3,947
Pre-funded warrant and ADS	39,494
Total gross consideration	43,441

(*)	The fair value of the derivate warrant liability was determined and estimated at level 1 in the fair value hierarchy based on the price of the Warrants of $0.3508 which is an average quoted market trading price in the first four business days following the Closing Date.

The total incremental and direct issuance costs amounted to NIS 7,949 were allocated to the Warrants (NIS 723) and the ADS (including pre-funded warrants) (NIS 7,226), based on the relative value of such identified instruments at the Closing Date. The portion of issuance costs that was allocated to the Warrants was recognized immediately as finance expenses in the condensed statement of comprehensive loss and the portion of issuance costs related to the ADS (including pre-funded warrant) was deducted from additional paid-in capital.

The following tabular presentation reflects the reconciliation of the fair value of derivative warrant liability during the period of six months ended June 30, 2022:

Six months period ended June 30,
2022
Unaudited
Opening balance	-
Recognition of fair value of warranted issued at Effective Date	3,947
Warrants issued as result of partially exercised of over-allotment option	158
Revaluation of derivative warrant liability exercisable for ADS	(82)
Closing balance	4,023

SAVERONE 2014 LTD.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 4 - Share capital and reserves

A.	Composition of share capital

	June 30, 2022		December 31, 2021
	Authorized	Issued and outstanding	Authorized	Issued and outstanding

Ordinary shares, par value NIS 0.01 each	100,000,000	22,694,296	100,000,000	7,984,706

B.	Rights attached to the ordinary shares

The ordinary shares of the Company grant the holders thereof the right to participate and vote in shareholders meetings, the right to receive a dividend, as declared, the right to participate in distributions of bonus shares and the right to participate in the distribution of the assets of the Company upon liquidation.

C.	Changes in the issued and outstanding capital

Six months period ended June 30, 2022
Unaudited

Balance as of January 1, 2022	7,984,706
Allotment of ordinary shares through U.S IPO (see Note 3 above)	14,709,590
Balance as of June 30, 2022	22,694,296

Note 5 - Loss per share

The following table presents a summary of the loss and number of shares (including adjustments to such data) that were taken into consideration for purposes of computing the loss per share (both basic and diluted).

	Six months period ended June 30,		Year Ended December 31,
	2022	2021	2021
	Unaudited		Audited
Loss attributed to the shareholders of the Company for purposes of computing the basic and diluted loss per share	(11,900)	(13,301)	(26,490)

	Number of shares Six months period ended June 30,		Year Ended December 31,
	2022	2021	2021
	Unaudited		Audited
Weighted number of shares	10,178,955	7,935,366	7,960,239
Weighted number of shares to be issued upon full exercise of pre-funded warrants	155,348	-	-
Weighted number of shares used in computing basic and diluted loss per share	10,334,303	7,935,366	7,960,239

SAVERONE 2014 LTD.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 6 - Financial risk factors

The Company’s activities expose it to a variety of financial risks.

The condensed interim financial statements do not include all financial risk information and disclosures required in the annual financial statements; they should be read in conjunction with the Company’s annual financial statements as of December 31, 2021.

There have been no changes in the risk management policies since the year-end.

Note 7 - Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were available to be issued (September 8, 2022). Based upon this review, the Company did not identify any other subsequent events that would have required adjustment or disclosure in the financial statements, except as disclosed below.

A.	Options grant

On July 7, 2022, the Company’s Board of Directors approved a grant of options to purchase an aggregate of 1,031,000 ordinary shares of the Company, to employees and officers. The options are exercisable at NIS 1.639 per share and will be vest over a limited period of 4-years.

B.	Issuance of ADS

In August 2022, all of the pre-funded warrants were exercised into ADS. See also Note 3.